Craig M. Garner	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5407	San Diego, California 92130-2071
Craig.Garner@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
August 9, 2010	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

VIA EDGAR	File No. 028713-0007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Zhone Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010

Definitive Proxy Statement on Schedule 14-A
Filed April 1, 2010
File No. 000-32743

Dear Mr. Spirgel:

On behalf of our client, Zhone Technologies, Inc. (the “Company”), we are responding to the Staff’s comment letter dated July 12, 2010 with respect to the above-referenced Annual Report on Form 10-K (the “2009 Form 10-K”) and Definitive Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue and Gross Profit, page 37

1.	We note that the total cost of revenue decreased $20 million or 20%, which resulted in an increase in gross profit percentage from 31% in 2008 to 36% in 2009. Tell us

August 9, 2010

in more detail the nature of the change in product mix which accounted for most of the increase in the gross profit percentage. In this regard, we further note on page 78, that the gross profit percentage during the fourth quarter of 2009 increased to 40%. Tell us to what extent the improved margin is associated with your new MXK product offering as described on page 3. If not, please identify the pertinent product offerings that were the primary drivers of your fourth quarter gross margins.

Zhone response: The change in the gross profit percentage year-over-year related to the growth experienced by the Company in sales of products with higher margins, mainly the MXK product, and to decreases in personnel-related costs.

•

Growth in sales of higher margin MXK products – Sales of the MXK product increased from less than 1% of total sales, or $0.5 million, to 11% of total sales, or $13.3 million, for the fiscal years ended December 31, 2008 and 2009, respectively.

•

Decrease in personnel related costs – Personnel-related costs for the year ended December 31, 2009 decreased by $3.3 million due primarily to headcount reductions and economies of scale, as disclosed on page 37 of the 2009 Form 10-K.

The change in the gross profit percentage during the fourth quarter of 2009 was also a result of the change in product mix. In the fourth quarter of 2009, there were significantly higher sales of higher margin products coupled with significant decreases in sales of lower margin products. As noted above, MXK is a high-margin product and in the third quarter of 2009 sales of MXK products accounted for only 2%, or $0.9 million, of the total quarterly revenue of $36.0 million, whereas sales of ONT products, which are lower margin products, accounted for 24%, or $8.7 million, of the total quarterly revenue. This contrasts sharply against the sales performance for the fourth quarter of 2009, in which sales of MXK products increased to 28%, or $10.0 million, of the total quarterly revenue of $36.0 million, whereas sales of ONT products decreased to 10%, or $3.6 million, of the total quarterly revenue.

In future filings, the Company will describe in more detail changes in product mix that account for significant variations in gross margins, as applicable.

Operating Activities, page 42

Future Requirements and Funding Sources, page 43

2.	As disclosed herein, the increase in accounts receivable was primarily due to the aging of Etisalat. Tell us the nature of your credit terms with Etisalat, if other than customary. Revise your disclosures accordingly.

Zhone response: The Company’s standard credit terms with international Tier 1 customers, such as Etisalat, are generally net 30 days to net 60 days. In the case of

August 9, 2010

Etisalat, due to the complexities of its internal disbursement process, Etisalat provides a couple of payment options to the vendor. One option allows for payment to be processed after Etisalat’s internal approval process has been completed. The internal approval process includes extensive documentation requirements such as verification of proof of delivery to multiple sites and departmental approvals. The other option provides for payment before completion of Etisalat’s internal approval process provided the vendor posts a letter of credit to guarantee performance under the contract. Under both options, the terms are net 30 days after completion of the applicable requirements.

As of December 31, 2009, the Company elected not to post a letter of credit and as a result had a large unpaid accounts receivable balance from Etisalat pending completion of Etisalat’s internal approval process.

At the time of delivery of the products, the Company demonstrated that all of Etisalat’s approval criteria required as part of the internal approval process had been met and in the same quarter received substantive acceptance from Etisalat. Subsequent to December 31, 2009, Etisalat completed the majority of their internal approval processes and paid most of the receivable balance that was outstanding at December 31, 2009.

In future filings, the Company will provide more detail about significant changes in accounts receivable including credit terms of key customers, as applicable.

(f) Revenue Recognition, pages 57-58

3.	We note your disclosure on page 57 that revenue is deferred if “collection is not considered reasonably assured at the time of sale.” However, on page 58, you stated that in a multiple element revenue arrangement, “when collectability is not reasonably assured, revenue is recognized when cash is collected,” implying that you do not record deferred revenue and an offsetting entry to accounts receivable in such transactions since there are collectability issues. Please clarify the inconsistencies in your disclosure.

Zhone response: In all instances where collection is not considered reasonably assured at the time of sale, it is the Company’s policy to not recognize revenue until cash is collected. The Company will revise the relevant disclosures in future filings to clarify and consistently reference the above policy.

4.	We note that you make certain sales to product distributors. Please tell us the following:

•	The proportion or significance of your sales to distributors in relation to total sales;

•	To what extent sales are recognized upon shipment to the distributor;

•	The return privileges that you grant to your product distributors;

August 9, 2010

•	Why it is appropriate to recognize revenues upon shipment to distributors including your basis in the accounting literature; and

•	Your basis for determining distributor sell-throughs to their end customers for revenue recognition purposes.

Zhone response:

•	For the year ended December 31, 2009, sales to distributors accounted for 11%, or $13.7 million, of total revenue of $126.5 million.

•	Of the $13.7 million in distributor sales in 2009, 64%, or $8.7 million, relating to three distributors were recognized upon shipment.

•

Although specific distributor agreement terms vary, return privileges generally allow distributors to return inventory based on a limited percent (generally ranging from 10%-15%) of purchases made within a specific period of time. The inventory being returned must have been purchased within this period of time and must be in its original packaging material.

•

With respect to distributors with return privileges, the Company recognizes revenue when products have been sold by the distributor unless there is sufficient distributor specific sales and sales return history to support revenue recognition upon shipment. The Company applies ASC 605 Revenue Recognition, specifically section 605-15-25, when reviewing distributor contracts to determine the appropriate revenue recognition. The distributors with whom the Company recognizes revenue upon shipment have met the following requirements as prescribed in paragraph 25-1 of the aforementioned codification section:

a.	The price to the distributor is substantially fixed and determinable at the date of the sale.

b.	The distributor is obligated to pay and this obligation is not contingent on resale of the product.

c.	The distributor’s obligation would not change in the event of theft or physical destruction or damage of the product.

d.	The distributor has economic substance apart from the transactions enacted with the Company.

e.	The Company has no significant obligations for future performance to bring about resale of the product for the goods sold to the distributor.

f.	The amount of future returns can be reasonably estimated.

Of the conditions set forth in section 605-15-25, all conditions are met in the Company’s distributor agreements except the last condition, which requires that the amount of future returns be reasonably estimated. In this regard, the Company has significant historical evidence with the distributors for which revenue is recognized upon shipment (historical evidence consists of sales of similar products with sufficient volume over a sufficient period of time) to allow the Company to make reasonable estimates of future returns. The Company therefore recognizes revenue upon shipment to these distributors and records sales return reserve at the time of sale.

August 9, 2010

•

When there is not sufficient customer-specific sales and sales return history to support revenue recognition upon shipment, revenue is recognized on a sell-through basis. For those distributors for whom the Company cannot make a reasonable estimate of future returns, the Company recognizes revenue upon sell-through by such distributors to their end user customers and determines the appropriate revenue to be recognized for each interim and annual period based on third-party inventory reports provided to the Company from such distributors.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

General

5.	We note your disclosure on page 21 that you have determined that none of your compensation policies or programs create risks that are reasonably likely to have a material adverse effect on the company. Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Zhone response: In January 2010, the Company formed a working group, including representatives from its human resources and finance departments, to perform an assessment of the risk that could result from the Company’s compensation policies and practices. During January and February 2010, the Company’s working group reviewed each of the Company’s compensation programs and practices to identify any factors of such programs which might pose potential risks, and any mitigating or controlling factors which would balance those potential risks, in order to determine whether or not the Company had any employee compensation policies and practices that could create risks that would be reasonably likely to have a material adverse effect on the Company. Although the working group reviewed all compensation programs, it focused on the incentive programs, including its annual incentive plan and sales incentive plan, due to the potential that these compensation programs could encourage short-term performance and incentivize risk taking behavior over the attainment of longer-term goals.

In reaching its conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, the working group considered the following:

•

The Company’s balanced approach to compensation, using a mix of long-term and short-term compensation and fixed and variable components, balanced out any incentives which could possibly create incentives to take unnecessary risks.

•

Base salaries are consistent with employee responsibilities and with the median of the competitive market data used by the Compensation Committee in setting compensation so that employees are not motivated to take excessive risks to achieve a reasonable level of financial security.

August 9, 2010

•

Although the annual bonus program could encourage short-term performance over longer-term goals, that possibility is mitigated by the following factors: (i) the corporate financial metrics which drive these incentive arrangements are aligned with the Company’s business plan and are Company-wide financial metrics, which means that an individual employee has limited ability to impact the outcome; (ii) bonuses are also based in part on individual performance objectives and an employee’s performance relative to his or her individual objectives is determined in the discretion of the applicable employee’s manager or, in the case of the Company’s officers, the Compensation Committee; (iii) multiple internal controls and approval processes exist to prevent manipulation of outcomes; and (iv) final bonus payment amounts are approved and made at the discretion of the applicable employee’s manager, or in the case of the Company’s officers, the Compensation Committee. For example, based on its subjective assessment of the Company’s performance and the performance of the named executive officers, the Compensation Committee determined not to award any performance bonuses to the named executive officers for 2009.

•

The sales management compensation plan could also encourage short-term sales performance over the Company’s longer-term goals, however, that possibility is offset by the following factors: (i) each participant’s sales target is based on the Company’s overall sales goals for the participant’s region of responsibility so that no individual participant can act alone to affect the outcome; and (ii) multiple internal controls and approval processes exist to prevent manipulation of outcomes.

•

Although the equity plan could also create incentives for employees to focus on short-term stock price performance in connection with the grant and/or vesting of awards, that possibility is balanced by the following factors: (i) applying a four-year vesting schedule; and (ii) providing that stock options remain exercisable for seven years from the date of grant, in both cases encouraging employees to look to long-term sustained appreciation in equity values.

In February 2010, the Company’s Chief Financial Officer, who was a member of the working group, advised the Compensation Committee of the working group’s analysis, findings and assessment that the Company’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company. After conducting a review of the analysis by the working group, the Compensation Committee concurred with the assessment of the working group. The Company’s Chief Financial Officer then presented the analysis and assessment to the full Board of Directors, which also concurred with the analysis and assessment.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

August 9, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

* * * * *

Please call me at (858) 523-5407 with any questions or comments you may have.

Very truly yours,

/s/ Craig M. Garner
Craig M. Garner of LATHAM & WATKINS LLP

cc:	Kirk Misaka, Zhone Technologies, Inc.

ANNEX A

Company Certification

Pursuant to the Staff’s comment letter dated July 12, 2010 to Zhone Technologies, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Definitive Proxy Statement filed on April 1, 2010, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 9, 2010

/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer, Corporate Treasurer and Secretary